July 6, 2007
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Ms. Collins:
On behalf of QAD Inc., (the “Company”), set forth below is our response to your comment letter dated June 26, 2007 (the “Comment Letter”) in reference to File No. 000-22823 QAD Inc. Form 10-K for the Fiscal Year Ended January 31, 2007.
In response to your comment:
“1. Please refer to prior comment number 2. You state that the “[PCS] agreements do not expire or terminate until written notice of termination is received.” Please tell us how this provision affects the determination of the period over which PCS is recognized. As part of your response, describe the other contractual mechanisms for terminating these agreements.”
Upon the initial sale of licenses to new customers we enter into a master license and maintenance agreement. This agreement outlines the terms and conditions of our arrangement with the customer, generally does not have an expiration date and can terminate upon written notification from the customer or other customary terms in the industry such as breach of contract by either party.
Our policy is to require new customers to purchase one year of PCS with the purchase of new licenses. Thereafter, either party may terminate annual PCS at the end of the current PCS term upon prior written notice to the other party. As part of our PCS renewal process, we begin communication with our customers approximately 60 days prior to expiration of the existing PCS term. Our standard business practice is to receive written authorization from the customer documenting their agreement of the renewal terms, generally in the form of a purchase order. There are occasions when we do not receive written authorization from the customer prior to the expiry of the PCS annual term. Our historical practice is that as long as good faith negotiations are continuing, we will continue to provide PCS during this period. We terminate PCS promptly at the end of the term if the customer does not indicate a good faith intention to renew PCS. There is no implication that we will provide free PCS. The customer still must pay for the full year period once the arrangement has been finalized.

Negotiations for renewal subsequent to the expiry of PCS do not impact customer life as the PCS terms typically renew for one-year periods. Under SOP 97-2, revenue is recognized over the PCS period.
We believe this letter is responsive to your request. Do not hesitate to contact us should you need any additional information on this matter.
In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ Daniel Lender
Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.